11885 44TH STREET NORTH

CLEARWATER, FL 33762

April 22, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Re:	Taronis Technologies, Inc.
Registration Statement on Form S-3 filed on April 12, 2019 (File No. 333-230848)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Taronis Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 24, 2019, at 4:15 pm Eastern Time, or as soon thereafter as practicable, unless we request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact the undersigned at (509) 953-3059.

Sincerely,

/s/ Tyler B. Wilson
Tyler B. Wilson, Esq.
Executive Vice President &
General Counsel

cc:	Michael Fay, Securities and Exchange Commission